GLOBALSTAR, L.P., A DEBTOR-IN-POSSESSION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The carrying value of the Globalstar System is reviewed for impairment whenever events or changes in circumstances indicate that the recorded value of the Space Segment and Ground Segment, taken as a whole, may not be recoverable. Globalstar looks to current and future undiscounted cash flows, excluding financing costs, as primary indicators of recoverability. If an impairment is determined to exist, any related impairment loss is calculated based on fair value.

     Additional Spare Satellites

      Following a launch failure in September 1998, Globalstar decided to purchase eight additional satellites for $148 million (including performance incentives of up to $16 million) to serve as on-ground spares. As of December 31, 2002, costs of $147 million (including a portion of the performance incentives) have been recognized for these spare satellites. Seven of the eight have been completed, and all eight are in storage in California. Depreciation of these assets will not begin until the satellites are placed in service.

     Production Gateways

      These assets include $12.6 million and $28.2 million in net receivables at December 31, 2002 and 2001, respectively, from service providers associated with the reimbursement of gateway acquisition and deployment costs previously paid by Globalstar to QUALCOMM. As of December 31, 2002, these receivables are delinquent and Globalstar has sent notices of default where appropriate. If the collection of these payments is unsuccessful, Globalstar may retain title to these gateways, subject to local restrictions, or Globalstar may receive an equity position in the service provider company in exchange for debt forgiveness. The production gateway receivable, net of reserve, is based on the estimated value of the anticipated recovery of the receivables based on current discussions between Globalstar and the service providers. As of December 31, 2002, Globalstar has reserved $18.9 million of the production gateway receivables.

     Deferred Financing Costs and Interest

      Deferred financing costs represent costs incurred in obtaining long-term credit facilities and the estimated fair value of warrant agreements issued in connection with these facilities. Prior to the Petition Date, these costs were classified as long term assets and were being amortized over the terms of the credit facilities as interest expense. Globalstar ceased the amortization of the costs on the Petition Date as the value of the debt has not been confirmed by the Bankruptcy Court. The amortization expense that otherwise would have been recorded from the Petition Date through December 31, 2002 is $41.0 million. As of December 31, 2002, the deferred financing costs have been offset with the related debt and included in the liabilities subject to compromise.

     Other Assets

      Other assets primarily include the fair value of warrants issued to China Telecom (see Note 12) and expenditures, including license fees, legal fees and direct engineering and other technical support, for obtaining the required FCC licenses. Such amounts are amortized over periods of up to 10 years, the expected life of the first generation satellites. Accumulated amortization totaled $9.7 million at December 31, 2002.

     Deferred Revenues

      Customer activation fees are deferred and recognized over one year, the average life of the customer contract. Globalstar service providers purchased approximately $11.7 million of gross advance minutes ($8.8 million net of 25% discount). Approximately $2.2 million of these gross advance minutes were recognized as service revenue during the year ended December 31, 2002. Prior to the Petition Date, deferred revenues included the advance payments from Globalstar’s strategic partners to secure exclusive rights to Globalstar service territories and related to promotional programs. These advance payments were recoverable

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